Exhibit 77C: Submission of matters to a vote of security holders

1. At a special meeting of the shareholders of the Harbor Funds held on June 25, 2013, shareholders approved a new advisory agreement for each of the following Harbor Funds:

Fund Name	For	Against/Withhold	Abstain
Harbor Bond Fund	304,942,504.65	4,952,683.60	13,022,609.98
Harbor Capital Appreciation Fund	212,495,742.08	1,583,835.56	4,153,137.89
Harbor Commodity Real Return Strategy Fund	27,537,953.24	491,533.20	712,348.68
Harbor Convertible Securities Fund	13,621,647.84	4,263.14	0
Harbor Emerging Markets Debt Fund	1,083,125.13	11,366.84	30,137.51
Harbor Global Growth Fund	960,673.68	4,595.09	5,214.27
Harbor Global Value Fund	936,019.47	15,100.81	2,265.55
Harbor High-Yield Bond Fund	136,498,854.97	387,105.63	615,388.51
Harbor International Fund	389,729,177.23	2,923,307.90	6,699,810.59
Harbor International Growth Fund	8,996,826.64	156,443.64	699,474.62
Harbor Large Cap Value Fund	7,971,515.08	114,118.24	120,829.91
Harbor Mid Cap Growth Fund	29,603,361.46	160,413.34	923,856.96
Harbor Mid Cap Value Fund	4,670,761.37	6,939.63	19,641.77
Harbor Money Market Fund	117,721,467.44	1,186,969.21	1,043,580.82
Harbor Real Return Fund	18,711,034.44	422,959.40	1,006,946.77
Harbor Small Cap Growth Fund	23,019,999.96	142,500.78	647,188.31
Harbor Small Cap Value Fund	7,940,138.11	37,800.68	89,909.03
Harbor Unconstrained Bond Fund	1,909,903.92	9,088.69	65,656.32
Harbor Target Retirement 2010 Fund	282,962.91	0.00	0.00
Harbor Target Retirement 2015 Fund	1,077,022.89	0.00	0.00
Harbor Target Retirement 2020 Fund	2,880,965.31	0.00	0.00
Harbor Target Retirement 2025 Fund	655,062.74	0.00	0.00
Harbor Target Retirement 2030 Fund	2,504,740.73	0.00	0.00
Harbor Target Retirement 2035 Fund	272,497.21	0.00	0.00
Harbor Target Retirement 2040 Fund	1,866,767.13	0.00	0.00
Harbor Target Retirement 2045 Fund	188,678.82	0.00	0.00
Harbor Target Retirement 2050 Fund	1,583,778.62	0.00	0.00
Harbor Target Retirement Income Fund	1,739,845.56	0.00	0.00

2. At a special meeting of the shareholders of the Harbor Funds held on June 25, 2013, shareholders approved an Amended and Restated Agreement and Declaration of Trust for Harbor Funds.

For	Against/Withhold	Abstain
1,312,738,856.080	20,444,424.608	30,688,604.816